UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-14946

CEMEX, S.A.B. de C.V. CEMEX MÉXICO, S.A. de C.V. EMPRESAS TOLTECA de MÉXICO, S.A. de C.V.
(Exact name of registrant as specified in its charter) Av. Ricardo Margáin Zozaya #325 Colonia Valle del Campestre Garza García, Nuevo León México 66265
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9.625% Notes due 2009  (and the guarantees with respect thereto, guaranteed by
CEMEX México, S.A. de C.V. and Empresas Tolteca de México, S.A. de C.V.)

(Title of each class of securities covered by this Form)

American Depositary Shares, each representing ten (10) CPOs, each CPO representing economic interests in two (2) Series A Shares, with no par value, and one (1) Series B Share, with no par value, in each case held in the CPO Trust of CEMEX, S.A. de C.V.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

9.625% Notes due 2009 -175 holders.

EXPLANATORY NOTE

This Form 15 is being filed with respect to the 9.625% Notes due 2009 (the “Notes”) issued by CEMEX, S.A.B. de C.V. (the “Company”). The Notes are guaranteed by CEMEX México, S.A. de C.V. and Empresas Tolteca de México, S.A. de C.V. (the “Guarantors”), the Company’s wholly-owned subsidiaries. The Company and the Guarantors are filing this notice of suspension of their respective duties to file reports with respect of the Notes and such guarantees pursuant to Section 15(d) of the Securities Exchange Act of 1934.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of CEMEX, S.A.B. DE C.V., CEMEX México, S.A. de C.V. and Empresas Tolteca de México, S.A. de C.V. have caused this certification/notice to be signed on their behalf by the undersigned duly authorized persons.

CEMEX, S.A.B. de C.V.

Date: April 1, 2008	By:	/s/ Rafael Garza
	Name:	Rafael Garza
	Title:	Comptroller

CEMEX México, S.A. de C.V.

Date: April 1, 2008	By:	/s/ Ramiro Villarreal
	Name:	Ramiro Villarreal
	Title:	General Counsel

Empresas Tolteca de México, S.A. de C.V.

Date: April 1, 2008	By:	/s/ Rafael Garza
	Name:	Rafael Garza
	Title:	Comptroller

Instruction:  This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.